Proskauer rose LLP

Eleven Times Square

New York, New York 10036

July 3, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Frank Buda

Re:	BNY Mellon Absolute Insight Funds, Inc. (File Nos.: 333-225207 and 811-23036)

Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of BNY Mellon Absolute Insight Funds, Inc. (the "Registrant"), transmitted herewith is Pre-Effective Amendment No. 2 to the Registrant's registration statement on Form N-14 (the "Registration Statement") related to the reorganization of Dreyfus Intermediate Term Income Fund (the "Fund"), a series of Dreyfus Investment Grade Funds, Inc., into BNY Mellon Insight Core Plus Fund (the "Acquiring Fund"), a series of the Registrant (the "Reorganization"). The filing will be marked to show changes from the version of the Prospectus/Proxy Statement filed as part of the Registrant's Registration Statement on Form N-14 (the "Registration Statement") filed on May 25, 2018. The revisions will consist primarily of changes made in response to the comments given telephonically by Frank Buda of the staff (the "Staff") of the Securities and Exchange Commission to David Stephens and Max Vogel of this office on June 22, 2018, comments given telephonically by Mr. Buda to the undersigned on June 29, 2018 and comments given telephonically by Jason Fox of the Staff to Mr. Vogel on July 2, 2018. Set forth below are the comments provided by Mr. Buda on June 29, 2018 and Mr. Fox on July 2, 2018 and the Registrant's responses thereto. Capitalized terms used herein and not otherwise defined are used with the meanings assigned to them in the Registration Statement.

Prospectus/Proxy Statement

1.	Staff Comment: The staff understands the Registrant intends to add the following disclosure as the fourth paragraph of Summary – Past Performance:

For the Fund's Class C and Class Y shares, periods prior to May 13, 2008 and July 1, 2013, respectively, reflect the performance of the Fund's Class A shares, not reflecting the applicable sales charges for Class A shares. Such performance figures have not been adjusted to reflect applicable class fees and expenses. Each share class is invested in the same portfolio of securities, and the annual returns would have differed only to the extent that the classes do not have the same expenses.

If the fees of Class A and/or Class C are greater than those for Class Y for the Fund, please state that performance figures would have been lower if adjusted to reflect applicable class fees and expenses.

Response: The paragraph will be revised as follows:

For the Fund's Class C and Class Y shares, periods prior to May 13, 2008 and July 1, 2013, respectively, reflect the performance of the Fund's Class A shares, not reflecting the applicable sales charges for Class A shares. Such performance figures have not been adjusted to reflect applicable class fees and expenses; if such fees and expenses had been reflected, the performance shown for Class C shares of the Fund would have been lower. Each share class is invested in the same portfolio of securities, and the annual returns would have differed only to the extent that the classes do not have the same expenses.

Pro Forma Financial Information

2.	Staff Comment: Under Section 11-02(b) of Regulation S-X, narrative pro forma financial statements may be presented when a limited number of pro forma adjustments are required and those adjustments are easily understood. If the portfolio repositioning can be easily explained in a narrative format, please describe the percentage of the Fund's portfolio securities intended to be sold.

Response: The tenth paragraph of Pro Forma Financial Information will be revised as follows:

The tax cost of investments will remain unchanged for the combined entity. If the proposed Exchange is approved by Fund shareholders, a significant percentage (currently estimated to be up to approximately 55% of the Fund's net assets) of the Fund's portfolio securities may be sold by the Fund before consummation of the Exchange, subject to any restrictions imposed by the Internal Revenue Code with respect to the tax-free nature of the Exchange. The Fund expects to sell all non-U.S. dollar denominated positions, certain asset-backed securities and individual mortgage-backed securities pools. Additionally, the Fund will reposition its holdings of U.S. government securities taking different positions on the yield curve in order to align the portfolio for the combined fund. Finally, the Fund expects to exit certain corporate bonds which the portfolio managers believe no longer possess catalysts for near term appreciation in value. The amount of the Fund's portfolio securities that may ultimately be sold by the Fund in connection with the Exchange will be dependent upon market conditions and portfolio holdings at the time the Fund's portfolio is repositioned. Management currently estimates that the Fund would not recognize any capital gains as a result of the sale of such portfolio securities before consummation of the Exchange.

Please telephone the undersigned at 212.969.3722, or David Stephens of this office at 212.969.3357, if you have any questions.

Very truly yours,

/s/ Robert Spiro

Robert Spiro

cc:	David Stephens

Jeff Prusnofsky